

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

March 28, 2008

Mr. Sean T. Smith
Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

**RE: Photronics, Inc.**
**Form 10-K for the fiscal year ended October 28, 2007**
**File No. 0-15451**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 28, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

Note 2 – Joint Venture, Technology License and Other Agreements with Micron Technology, Inc., page 39

1.      We see your disclosures here and in Note 2 of the October 29, 2006 Form 10-K. We note that in connection with the closing of the MP Mask joint venture agreement in 2006, you paid Micron $120 million and agreed to pay $7.5 million on each of the first and second anniversaries of the closing. We further note that you recorded accrued liabilities for the two $7.5 million payments due in 2007 and 2008. We note that your fiscal year 2007 statement of cash flows reflects a financing cash outflow to Micron of $7.5 million. Please address the following:

-   Please tell us how you have reflected the original transaction in your fiscal year 2006 statement of cash flows. In this regard, we note that you have only reflected an investing cash outflow of $120 million in 2006, however, we do not see where you have included the disclosures required by paragraph 32 of SFAS 95 relating to the $7.5 million payments due in each of 2007 and 2008.

-   In this regard, please revise future filings to include the disclosures required by paragraph 32 of SFAS 95 relating to noncash investing and financing activities.

-   Please tell us how your presentation of the $7.5 million payment to Micron in 2007 as a financing cash outflow complies with the guidance in paragraphs 18 and 20 of SFAS 95.

2.      We note that you used independent appraisals to allocate your $135.5 million investment among the MP Mask joint venture investment and the technology and supply agreements with Micron. Please revise future filings, beginning with your next Form 10-Q, to name the independent appraisal firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm and include its consent in the registration statement.

3.      Please revise future filings to present your income from the MP Mask joint venture in a separate line item, as required by Rule 5-03.13 of Regulation S-X and to provide the disclosures required by Rule 4-08(g) of Regulation S-X, or tell us

why you do not believe this is required. In this regard, please quantify for us the income recorded in your financial statements relating to this joint venture for each of fiscal year 2006 and 2007.

4. We note that you hold a 49.99% interest in MP Mask by virtue of your payment of $127.5 million to Micron. We further note that it appears that Micron holds the remaining interest in MP Mask by virtue of its contribution of its existing photomask technology center located at its Boise, Idaho headquarters. We further note that in the first quarter of fiscal 2008, a capital lease agreement commenced with Micron and that as a result of this agreement, you will invest $190-$200 million in the purchase and equipping of the U.S. Nanofab. Please provide to us your analysis of your interest in MP Mask under FIN 46R as of each of October 28, 2007 and January 27, 2008. In this regard, discuss whether you hold a variable interest in MP Mask, whether MP Mask is considered a variable interest entity and whether you are the primary beneficiary. Cite any specific literature relied upon in your evaluation.

Note 6 – Goodwill and Other Intangible Assets, page 41

5. Please revise this note in future filings to disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class for each balance sheet date presented. Refer to paragraph 45 of SFAS 141.

Note 10 – Income Taxes, page 45

6. We see you are subject to a tax holidays in Taiwan and China. Please revise this note in future filings to include the dollar and per share effects of the holiday as required by SAB Topic 11.C.

Note 16 – Geographic And Significant Customer Information, page 52

7. Please revise future filings to include disclosure of long-lived assets by geographical area. In this regard, please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure.

Note 17 – Comprehensive Income, page 52

8. Please revise future filings to disclose the amount of each component of accumulated other comprehensive income as presented on your balance sheet. Refer to paragraph 26 to SFAS 130.

Mr. Sean T. Smith
Chief Financial Officer
Photronics, Inc.
March 28, 2008
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief